Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of Real Goods Solar, Inc. of our report dated April 2, 2018, except for the reclassification adjustments applied to the 2017 financial statements as described under the heading Discontinued Operations in Note 2 as to which the date is April 15, 2019, relating to the 2017 consolidated financial statements of Real Goods Solar, Inc. which report expresses an unqualified opinion and includes an explanatory paragraph regarding going concern uncertainty, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Denver, Colorado

April 15, 209